Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Registration Nos. 333-158400 and 333-158400-01

Alexandria Real Estate Equities, Inc.

$550,000,000 of 4.60% Senior Notes due 2022

Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

Final Terms and Conditions

Issuer:	Alexandria Real Estate Equities, Inc.

Security Description:	4.60% Senior Notes due 2022

Guarantee/Guarantor:	Fully and unconditionally guaranteed by Alexandria Real Estate Equities, L.P.

Size:	$550,000,000

Maturity:	April 1, 2022

Price to Public:	99.915%

Coupon:	4.60%

Yield to Maturity:	4.610%

Spread to Benchmark Treasury:	T+260 basis points

Benchmark Treasury:	2.00% due February 15, 2022

Benchmark Treasury Price and Yield:	99-29 / 2.010%

Interest Payment Dates:	October 1 and April 1, beginning on October 1, 2012

Optional Redemption:

The redemption price for notes that are redeemed before January 1, 2022 will be equal to the sum of (i) 100% of the principal amount of the notes being redeemed, (ii) accrued and unpaid interest thereon, if any, to the date of redemption, and (iii) a Make-Whole Amount (as defined below), if any.

The redemption price for notes that are redeemed on or after January 1, 2022 will be equal to the sum of 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon.

Make-Whole Amount:	“Make-Whole Amount” means, in connection with any optional redemption of the notes, the excess, if any, as determined by the Issuer, of: (1) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined by the Issuer on the third business day preceding the date a notice of redemption is given) from the respective dates on which such principal and interest would have been payable if such redemption or payment had not been made, over (2) the aggregate principal amount of the notes being redeemed or paid.

“Reinvestment Rate” means 0.40% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means that statistical release designated “H.15(519)” or any successor publication that is published weekly by the Federal Reserve System and that establishes annual yields on actively traded U.S. government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index the Issuer designates. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by the Issuer.

Joint Book-Running Managers:

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Mitsubishi UFJ Securities (USA), Inc.

RBC Capital Markets, LLC

RBS Securities Inc.

Scotia Capital (USA) Inc.

Senior Co-Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Morgan Keegan & Company

Junior Co-Managers:

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

BNY Mellon Capital Markets, LLC

JMP Securities LLC

Keefe, Bruyette & Woods, Inc.

PNC Capital Markets LLC

SMBC Nikko Capital Markets Limited

SunTrust Robinson Humphrey, Inc.

CUSIP / ISIN:	015271 AC3 / US015271AC30

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Trade Date:	February 22, 2012

Settlement Date:	February 29, 2012 (T+5)*

Other:

All of the Issuer’s outstanding consolidated secured indebtedness as of December 31, 2011 was attributable to indebtedness of the Issuer’s subsidiaries other than the Guarantor.  Concurrently with the delivery of the notes, certain of the Issuer’s subsidiaries other than the Guarantor will be released from their obligations as co-borrowers under the Issuer’s unsecured credit facility and the Issuer’s unsecured bank term loans.  After giving effect to this release, all of the Issuer’s outstanding consolidated senior unsecured indebtedness will be attributable only to the Issuer and the Guarantor, and will rank pari passu with the notes.

*                               The Issuer expects that delivery of the notes will be made to investors on or about February 29, 2012, which will be the fifth business day following the date of this prospectus supplement (such settlement being referred to as “T+5”).  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or the next two succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by contacting: Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, facsimile: 212-902-9316 or by emailing: prospectus-ny@ny.email.gs.com; J.P. Morgan by calling: (212) 834-4533; Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, or by calling (800) 831-9146; Merrill Lynch, Pierce, Fenner & Smith Incorporated, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department, or by emailing dg.prospectus_requests@baml.com; Mitsubishi UFJ Securities (USA), Inc., 1633 Broadway, 29th Floor, New York, NY 10019, Attn: Capital Markets Group, or by calling (877) 649-6848 (toll-free); RBC Capital Markets, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street 8th Floor, New York, NY 10281, or by calling (866) 375-6829; RBS Securities Inc., 600 Washington Blvd., Stamford, CT 06901, or by calling (866) 884-2071; or Scotia Capital (USA) Inc., Fixed Income Syndicate, 165 Broadway, 25th Floor, New York, NY 10006, or by calling 1-800-372-3930.